FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 19, 2015, announcing that China Railway Rolling Stock Corporation Ltd. (CRRC), the world’s largest railway transportation supplier and Gilat have agreed on a long-term strategic partnership, to jointly drive the development of satellite communications and managed services, and provide the best-in-class service in the global railway transportation sector.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 19, 2015	By:	/s/ Ran Tal
Ran Tal
Title

CRRC, the World’s Largest Railway Transportation Supplier,
Selects Gilat to Bring Satellite Connectivity to all its Trains, Worldwide

Gilat and CRRC announce global partnership to connect train passengers on-
the-move and guarantee real-time rolling-stock maintenance via cloud-based NOC

Petah Tikva, Israel, November 19, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that China Railway Rolling Stock Corporation Ltd. (CRRC), the world’s largest railway transportation supplier and Gilat have agreed on a long-term strategic partnership, to jointly drive the development of satellite communications and managed services, and provide the best-in-class service in the global railway transportation sector. The vision of the cooperation is to bring communication connectivity to every train powered by CRRC technology around the world.

This agreement brings together CRRC's leading rail transit equipment technology and manufacturing capabilities with Gilat’s advanced satcom on-the-move technology and its rich expertise in deploying and managing satellite networks globally, in over 90 countries.

The companies will develop a solution that will provide passengers on CRRC high-speed trains with on-the-move satellite-based broadband internet access. The solution will also enable CRRC to monitor and perform maintenance services via satellite on trains wherever they are in the world, in real time via a cloud-based network operations center (NOC). Today, satellite technology is the only way to bring such connectivity to high-speed trains on a worldwide basis in a seamless way.

“We chose Gilat for its technological edge in satcom on-the-move, its international expertise, and the recognition that it already has in China,” said Mr. Sun Yingcai, Vice President at CRRC. “Gilat demonstrated a thorough understanding of our needs and a proven ability to deliver satcom mobility networks on the global scale that we require.”

“Gilat's previously announced agreements in China already see us providing fixed and mobility satcom services, including airborne, maritime and land connectivity. Now, this new partnership with CRRC extends our relationship with a Chinese partner for a global reach. Gilat will enable high performance satcom on high-speed trains worldwide based on our cutting-edge technology and experience in managed services,” explained Moshe (Chico) Tamir, VP of Gilat Satellite Networks’ Strategic Initiatives Division.

He continued: “Gilat is perfectly placed to work together with CRRC on a project of this scale and ambition. We are delighted with this agreement and we look forward to partnering with CRRC".

About CRRC Corporation Limited

CRRC Corporation Limited is the Chinese state-owned rolling-stock manufacturer and the world’s largest supplier of rail transit equipment with the most complete product lines and leading technologies. The Corporation was formed in June 2015 with the merger of China CNR Corporation and CSR Corporation Limited.

CRRC’s main businesses cover the R&D, design, manufacture, repair, sale, lease and technical services for railway rolling stock, EMUs, urban rail transit vehicles, engineering machinery, all types of electrical equipment, electronic equipment and parts, electric products and environmental protection equipment, consulting services, industrial investment and management, asset management, import and export.

It has built the world leading rail transit equipment technology platform and manufacturing base. Its high-speed EMUs, high-power locomotives, railway wagons, urban rail vehicles and other typical products, which have fully reached world advanced level, can adapt to various complex geographical environments and meet diverse market needs. The high-speed EMU products manufactured by the CRRC have become an important business card to show China's development achievements to the world. Its products have been exported to around 100 countries and regions in 6 continents. The export of products has also been changing to export of technologies, output of capital goods, and global business transformation.

It has 175,000 employees and has its headquarters in Beijing. www.crrcgc.cc/g5050.aspx

About Gilat

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com